UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Media Technology Limited
Full Name of Registrant

Former Name if Applicable

Suite 1401, Levael 14, 219-227 Elizabeth Street,
Address of Principal Executive Office (Street and Number)

Sydney NSW 2000 Australia
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Integrated Media Technology Limited (the “Registrant”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) within the prescribed time period and it is not expected that it will be able to make that filing within the fifteen-day extension permitted by the rules of the Securities and Exchange Commission. Due to the hospitalization and the unexpected, prolonged recovery of our CFO, the Registrant has not been able to close the accounts and complete the necessary accounting and internal control procedures required for preparing the Form 20-F and management could not complete Management’s Discussion and Analysis of the financial and other information required to be included in the Form 20-F. The Registrant does not expect to file the Form 20-F until after it has closed the accounts, completed its internal processes and obtained the approval of its Audit Committee. The Registrant anticipates that it will be in a position to file the Form 20-F in June 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Park	+1 61	7324 6018
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2023 will reflect significant changes from our results of operations for the year ended December 31, 2022. Because we have not completed our financial statements, we are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2023. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the year ended December 31, 2023 compared to our results of operations for December 31, 2022.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By:	/s/ Megat Radzman
Megat Radzman
Co-CEO

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